UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Immunome, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45257U108
(CUSIP Number)
Immunome Aggregator, LP
106 W 56th Street
8th Floor
New York, New York, 10019
Attention: James P. Boylan
(332) 275-5551
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8539
October 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257U108

(1)	Names of Reporting Entities Immunome Aggregator, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,478,261
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,478,261

(11)	Aggregate amount beneficially owned by each Reporting Entity 3,478,261
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of Reporting Entity (see instructions) PN

(1)
Calculation is based upon 42,729,097 shares of Common Stock of the Issuer issued and outstanding as of October 2, 2023, as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 4, 2023.

CUSIP No. 45257U108

(1)	Names of Reporting Entities Enavate Sciences, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,478,261
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,478,261

(11)	Aggregate amount beneficially owned by each Reporting Entity 3,478,261
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of Reporting Entity (see instructions) PN

(1)
Calculation is based upon 42,729,097 shares of Common Stock of the Issuer issued and outstanding as of October 2, 2023, as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 4, 2023.

CUSIP No. 45257U108

(1)	Names of Reporting Entities Enavate Sciences GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,478,261
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,478,261

(11)	Aggregate amount beneficially owned by each Reporting Entity 3,478,261
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of Reporting Entity (see instructions) OO

(1)
Calculation is based upon 42,729,097 shares of Common Stock of the Issuer issued and outstanding as of October 2, 2023, as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 4, 2023.

CUSIP No. 45257U108

(1)	Names of Reporting Entities Enavate Sciences Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,478,261
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,478,261

(11)	Aggregate amount beneficially owned by each Reporting Entity 3,478,261
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of Reporting Entity (see instructions) OO

(1)
Calculation is based upon 42,729,097 shares of Common Stock of the Issuer issued and outstanding as of October 2, 2023, as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 4, 2023.

Item 1. Security and Issuer.
The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Immunome, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 665 Stockton Drive, Suite 300, Exton, Pennsylvania.
Item 2. Identity and Background.
(a) This Statement is being jointly filed on behalf of each of the following entities (collectively, the “Reporting Entities”):

1.	Immunome Aggregator, LP

2.	Enavate Sciences, LP

3.	Enavate Sciences GP, LLC

4.	Enavate Sciences Holdings, LLC
(b) The address of the principal business office of each of the Reporting Entities is 106 W 56th Street, 8th Floor, New York, New York 10019.
(c) The principal business of Immunome Aggregator, LP and Enavate Sciences, LP (together, the “Partnerships”) is investing in securities and providing strategic growth support to the targets of those investments. The principal business of Enavate Sciences GP, LLC is performing the functions of, and serving as, the sole general partner of each of the Partnerships and certain affiliated partnerships. The principal business of Enavate Sciences Holdings, LLC is performing the functions of, and serving as, the sole and managing member of Enavate Sciences GP, LLC.
(d) - (e) During the last five years, none of the Reporting Entities has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See responses to Item 6 of each cover page.
Item 3. Source and Amount of Funds or Other Consideration.
All of the shares of Common Stock reported herein as beneficially owned by the Reporting Entities were acquired pursuant to a Subscription Agreement (the “Subscription Agreement”), dated June 29, 2023, by and among the Issuer, Enavate Sciences, LP and the other investors party thereto. On September 13, 2023, Enavate Sciences, LP contributed, assigned, transferred and delivered (the “Assignment”) to Immunome Aggregator, LP, and Immunome Aggregator, LP accepted and acquired, all of Enavate Sciences LP’s right, title and interest in, to or under the Subscription Agreement pursuant to a Contribution, Assignment and Assumption Agreement, dated September 13, 2023, by and between Enavate Sciences, LP and Immunome Aggregator, LP. Pursuant to the Subscription Agreement, on October 2, 2023, Immunome Aggregator, LP was issued 3,478,261 shares of Common Stock in a private placement at a purchase price of $5.75 per share (the “Private Placement”) financed with available cash assets.
Item 4. Purpose of Transaction.
The Reporting Entities acquired the Common Stock because they believe it represents an attractive investment opportunity.
The Reporting Entities have from time to time engaged in discussions with members of management and the board of directors of the Issuer (the “Board”), including with respect to the composition of the Board. As further discussed in Item 6 below, pursuant to the Subscription Agreement and a side letter thereto, by and between the Issuer and Enavate Sciences, LP, Immunome Aggregator, LP (following the Assignment) has the right to designate and appoint one director to the Board and has designated and appointed one director to the Board. The Reporting Entities have also from time to time engaged in discussions with other shareholders of the Issuer and may, from time to time, continue to engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, composition of the Board and strategic alternatives and direction, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Entities expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Entity reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Entity may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Entities now own or may hereafter acquire.
Item 5. Interest in Securities of the Issuer.
(a)-(b) The information requested in these items is incorporated herein by reference to the cover pages of this Statement and the responses to Item 2 of this Statement. The following disclosure is based upon 42,729,097 shares of Common Stock of the Issuer issued and outstanding as of October 2, 2023, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2023.
The shares Common Stock reported on this Statement are held directly by Immunome Aggregator, LP. Immunome Aggregator, LP is a wholly owned subsidiary of Enavate Sciences, LP. Enavate Sciences GP, LLC is the sole general partner of each of Enavate Sciences, LP and Immunome Aggregator, LP. Enavate Sciences Holdings, LLC is the sole and managing member of Enavate Sciences GP, LLC. Patient Square Equity Advisors, LP is the sole and managing member of Enavate Sciences Holdings, LLC, and has delegated all investment decisions with respect to the Common Stock, including voting and dispositive power, to the board of managers of Enavate Sciences Holdings, LLC (the “Holdings Board”). All voting and investment decisions with respect to the Common Stock are made by a majority of the votes of the Holdings Board. As of the date of this Statement, the members of the Holdings Board consist of Jim Momtazee, Neel Varshney, Laura Furmanski and Jim Boylan, each of whom expressly disclaims beneficial ownership of the Common Stock.
As of the date of this Statement, Immunome Aggregator, LP directly holds 3,478,261 shares of Common Stock constituting approximately 8.1% of the issued and outstanding shares of Common Stock outstanding as of the date of this Statement. By virtue of the relationship among the Reporting Entities as described in this Section 5, each such Reporting Entity may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 3,478,261 shares of Common Stock reported on this Statement.
(c) Except as otherwise set forth in this Statement, none of the Reporting Entities has effected any transactions in the Common Stock during the past 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.
(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Registration Rights
Pursuant to the Subscription Agreement, Immunome Aggregator, LP (following the Assignment), as well as the other stockholders party thereto, have certain customary registration rights with respect to the shares of Common Stock acquired in the Private Placement, subject to cut-back provisions and other terms and conditions of the Subscription Agreement.
Board Appointment Rights
Pursuant to a side letter to the Subscription Agreement, by and between the Issuer and Enavate Sciences, LP, Immunome Aggregator LP will have the right to nominate for election one member to the board of directors of the Issuer until the earlier of (a) the occurrence of certain change of control events with respect to the Issuer, (b) such time as Immunome Aggregator, LP (following the Assignment) ceases to hold, directly or indirectly, an aggregate of at least 6.0% of the outstanding shares of Common Stock and (c) June 29, 2030. Immunome Aggregator, LP’s initial nominee, Jim Boylan, was appointed to the board of directors of the Issuer at the closing of the Private Placement as a Class III director.

The foregoing descriptions of the arrangements under the Subscription Agreement and the side letter contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed herewith or incorporated by reference herein.
Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement among the Reporting Entities, dated as of October 2, 2023.

99.2	Subscription Agreement, dated as of June 29, 2023 (incorporated by reference herein to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 29, 2023).

99.3	Letter Agreement, dated as of June 29, 2023.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: October 12, 2023

Immunome Aggregator, LP

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Chief Executive Officer

Enavate Sciences, LP

By: Enavate Sciences GP, LLC
Its: General Partner

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Chief Executive Officer

Enavate Sciences GP, LLC

By: Enavate Sciences Holdings, LLC
Its: Sole Member

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Chief Executive Officer

Enavate Sciences Holdings, LLC

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Chief Executive Officer